Mail Stop 3561

March 16, 2007

Amanda J. Skov, Esq.
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

  Re: **MP Environmental Funding LLC**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed March 12, 2007
    File No. 333-139820

Dear Ms. Skov:

  We have reviewed your responses to the comments in our letter dated March 2, 2007 and have the following additional comments. Please note that all page references below refer to the marked copy of your filing provided by counsel.

General

1. We note that you continue to provide financial statements in your filing. Please revise your disclosure to clearly explain why you have provided financial statements and why you believe such disclosure is helpful to investors. If you plan to provide financial statements in your reports on Form 10-K, ensure that similar disclosure is included in those filings, as well.

Interest Rate Swap Agreements, page 43

2. While we note your response to prior comment 5 and the mechanics involved in deciding whether and who to use as a swap counterparty, the information regarding the identity of a potential swap counterparty is not pricing information. Accordingly, if you do not believe it is likely that you will use a swap counterparty, revisions should be made throughout the document to reflect this and in the event you decide to use a swap counterparty after effectiveness, a post-effective amendment should be filed to include all material changes.

       * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara Kalin
Branch Chief – Legal

cc: Via Facsimile (212) 603-2001
        Robert J. Reger, Jr., Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        875 Third Avenue
        New York, New York 10022